Mail Stop 3561

December 12, 2005

Mr. Mair Faibish
Chief Executive Officer
Synergy Brands, Inc.
1175 Walt Whitman Road
Melville, NY 11747

> **Re:** **Synergy Brands Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2004**
> **Filed April 18, 2005**
> **File No. 0-19409**

Dear Mr. Faibish:

We have reviewed your response dated November 28, 2005 to our comment letter dated October 12, 2005 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 24

1.   We note your combined response to comments 1 and 2 in our letter dated October 12, 2005. We note you qualified your response to state that changes did not occur to the 'general' trade credit policy during the fiscal years 2003 and 2004. Please provide us with a response using unqualified language that specifically states there have been no revisions or extensions in payment periods provided to customers as the terms existed in fiscal years 2003 and 2004. Explain why your prior response dated October 5, 2005 stated that trade credit is generally between 30 to 45 days and that your trade credit policy extended to 60 days in both fiscal years 2003 and 2004. Alternatively, if you determine the disclosed policy of 10 to 60 days does not correspond with then existing fiscal 2003 policy, please disclose the impact these revisions or extensions had on receivables, revenue and cash flow from operations in your MD&A, to the extent material.

2.   We note your proposed discussion of the planned reduction of financing costs highlights a reduction of debt to reduce related interest payments. Your discussion should explain how you intend, if so, to minimize the cause of the increase in debt used to finance inventory payments and accounts receivable collection rather than discuss its effects. Please provide us with revised disclosure that explains how you plan to reduce the current level of debt in your response.

Notes to Consolidated Financial Statements, page F-13
Note B-Summary of Significant Accounting Policies, page F-13
11. Intangible Assets and Goodwill, page F-17

3.   We note your response to comment 5 in our letter dated October 12, 2005. Please tell us how the independent appraiser's recommendation to use a longer useful life for the acquired customer list satisfies the required analysis outlined in paragraph 11 of SFAS No. 142. Generally accepted accounting principles state that an estimated useful life should reflect the period over which an asset is expected to contribute positive cash flows to a reporting entity. Tell us the other existing factors that lead you to believe the acquired customer list will contribute positive cash flows to the surviving entity over the future eleven year period. In your response tell us how this conclusion is impacted, if at all, by your recent 10-Q disclosures stating logistical operations is consuming the segment's resources thereby preventing this segment from recording profit and that these customers have more than a 50% repeat rate. Further, your response does not appear to distinguish between the Ranley Group customer list and preexisting customer lists. If Ranley is the only customer list that changed from 6 to 11 years, clarify that fact. Otherwise, please support the basis for change for the other customer lists.

Note C-Acquisition, page F-22

4.   We note your response to comment 6 in our letter dated October 12, 2005 regarding your accounting treatment of contingent consideration as additional purchase price. The agreements you have provided, as summarized below, pre and post date the purchase transaction occurring on June 1, 2003, by six to twelve months.

- Stock Purchase Agreement, dated January 10, 2003 and unexecuted;

- Stock Purchase Agreement, dated June 1, 2003 and executed;

- Agreement, dated June 29, 2004 and executed; and

- Subscription Agreement and Amendment to Consulting Agreement; undated and unexecuted.

We note the June 29, 2004 Amendment provided for the vesting of shares over two years as to the sum of $180,000 and over a period of 30 months as to the sum of $245,000. We also note that Rancic's employment is over the same period as the vesting of stock and payment period. Further, Note L on page F-30 specifically states that in November 2004 you exchanged $245,000 compensation due to Rancic for preferred stock. Also, the Amendment provides that Synergy is entitled to recover any and all actual damages that it may sustain if Rancic voluntarily terminates his employment. Notwithstanding these factors, if as you state, only $175,000 of the $425,000 contingent consideration was compensation and not part of the purchase price, please revise your disclosure to state the total purchase price, including contingent consideration recorded, and the amount of contingent consideration recorded as compensation. Further, clearly state that in the event Rancic voluntarily terminates his employment, no amounts paid or payable to Rancic and no shares issued or issuable, whether or not vested, are forfeitable or recoverable by Synergy.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian V. McAllister at (202) 551-3341 or, Donna Di Silvio at (202) 551-3202 regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief